UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KiOR, Inc.

(Name of issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

497219109

(CUSIP number)

Vinod Khosla

Khosla Ventures

3000 Sand Hill Road

Building 3, Suite 190

Menlo Park, California 94025

(650) 376-8500

with a copy to:

Thomas A. Beaudoin

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(Name, address and telephone number of person authorized to receive notices and communications)

January 26, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 497219109	Page 2 of 15 Pages

(1)	Names of reporting persons Khosla Ventures II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 53.95% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 3 of 15 Pages

(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,409,935
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,409,935
(11)	Aggregate amount beneficially owned by each reporting person 9,409,935 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.40% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 4 of 15 Pages

(1)	Names of reporting persons Khosla Ventures Associates II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 53.95% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 5 of 15 Pages

(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,409,935
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,409,935
(11)	Aggregate amount beneficially owned by each reporting person 9,409,935 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.40% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 6 of 15 Pages

(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 55,669,673
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 55,669,673
(11)	Aggregate amount beneficially owned by each reporting person 55,669,673 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.38% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 7 of 15 Pages

(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 57,306,936
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 57,306,936
(11)	Aggregate amount beneficially owned by each reporting person 57,306,936 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 66.28% (see Attachment A)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 497219109	Page 8 of 15 Pages

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on June 29, 2011 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 of the Original 13D) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of KiOR, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13001 Bay Park Road, Pasadena, Texas 77507. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

There are no amendments to Item 2 of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

The Issuer entered into a Loan and Security Agreement (the “Loan and Security Agreement”) on January 26, 2012 with 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT Trust, Vinod Khosla as Trustee, a trust affiliated with Khosla (“KFT,” and collectively with 1538731 Alberta Ltd. and 1538716 Alberta Ltd., the “Lenders”). In connection with the Loan and Security Agreement, the Issuer issued to KFT a warrant to purchase 387,263 shares of the Issuer’s Class A common stock (the “Warrant”), resulting in an increase in beneficial ownership by certain of the Reporting Persons by that amount. The Warrant has an exercise price of $11.62 per share, which was the consolidated closing bid price for the Issuer’s Class A common stock on January 25, 2012. The Warrant was issued as partial consideration for KFT’s entry into the Loan and Security Agreement and will expire 7 years from the date of the grant.

Please see Item 6 for additional information regarding additional warrants to be issued in connection with the Loan and Security Agreement.

Item 4. Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 40,205,565 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as of October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q (“10-Q”) filed with the Securities and Exchange Commission on November 10, 2011. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A. Khosla Ventures II, L.P.

(a) As of the closing of business on the date of this Amendment No. 1, Khosla Ventures II, L.P. beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 53.95% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned

SCHEDULE 13D

CUSIP No. 497219109	Page 9 of 15 Pages

by Khosla Ventures II, L.P. are comprised of shares of Class B common stock owned by Khosla Ventures II, L.P., all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

B. Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Amendment No. 1, Khosla Ventures III, L.P. beneficially owned 9,409,935 shares of Class A common stock, representing a beneficial ownership of approximately 23.40% of the shares of Class A common stock.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	9,409,935
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	9,409,935

Please see Attachment A for additional information.

C. Khosla Ventures Associates II, LLC

(a) As of the closing of business on the date of this Amendment No. 1, Khosla Ventures Associates II, LLC beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 53.95% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures Associates II, LLC are comprised of shares of Class B common stock beneficially owned by Khosla Ventures Associates II, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

D. Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Amendment No. 1, Khosla Ventures Associates III, LLC beneficially owned 9,409,935 shares of Class A common stock, representing a beneficial ownership of approximately 23.40% of the shares of Class A common stock.

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	9,409,935
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	9,409,935

Please see Attachment A for additional information.

SCHEDULE 13D

CUSIP No. 497219109	Page 10 of 15 Pages

E. VK Services, LLC

(a) As of the closing of business on the date of this Amendment No. 1, VK Services, LLC beneficially owned 55,669,673 shares of Class A common stock, representing a beneficial ownership of approximately 64.38% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by VK Services, LLC, 46,259,738 shares are comprised of Class B common stock beneficially owned by VK Services, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	55,669,673
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	55,669,673

Please see Attachment A for additional information.

F. Vinod Khosla

(a) As of the closing of business on the date of this Amendment No. 1, Vinod Khosla beneficially owned 57,306,936 shares of Class A common stock, representing a beneficial ownership of approximately 66.28% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Mr. Khosla, 46,259,738 shares are comprised of Class B common stock beneficially owned by him, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	57,306,936
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	57,306,936

Please see Attachment A for additional information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Controlling Interest in the Issuer” of Item 6 of the Schedule 13D is hereby amended and restated in its entirety and Item 6 of the Schedule 13D is hereby amended to add “Warrants in Connection with the Loan and Security Agreement”, each as follows:

Controlling Interest in the Issuer

As of the filing of this Amendment No. 1, entities affiliated with the Reporting Persons owned 74.78% of the Issuer’s Class B common stock, which, together with the Class A common stock held by them, represent 71.89% of the combined voting power of the Issuer’s outstanding Class A common stock and Class B common stock, assuming that 40,205,565 shares of Class A common stock and 61,859,629 shares of Class B common stock are outstanding as reported in the Issuer’s most recent 10-Q. Under the Issuer’s amended and restated certificate of incorporation that became effective as part of the Issuer’s initial public offering, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, the Reporting Persons will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of the Issuer, even if the Reporting Persons come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of the Issuer’s Class A common stock and Class B common stock. Moreover, the Reporting Persons may take actions in their own interests that the Issuer’s other stockholders do not view as beneficial.

SCHEDULE 13D

CUSIP No. 497219109	Page11 of 15 Pages

Warrants in Connection with the Loan and Security Agreement

Pursuant to the Loan and Security Agreement, the Issuer issued the Lenders warrants (each, a “Warrant”) to purchase an aggregate of 1,161,790 shares of Class A common stock of the Issuer at an exercise price of $11.62 per share, which was the consolidated closing bid price for the Issuer’s Class A common stock on January 25, 2012. The Warrants were issued as partial consideration for the Lenders’ entry into the Loan and Security Agreement and will expire 7 years from the date of the grant. The number of shares for which each Warrant is exercisable and the associated exercise price is subject to certain anti-dilution adjustments. Each Warrant may be exercised by payment of the exercise price in cash or on a net issuance basis. The Warrants obligate the Issuer to file a registration statement covering the resale of the Warrants and the shares of Class A common stock issuable upon exercise of the Warrants as soon as it becomes eligible to use Form S-3.

In addition, pursuant to the Loan and Security Agreement, the Issuer may be obligated to issue each Lender one or more additional warrants to purchase shares of Class A common stock of the Issuer if it elects payment of paid-in-kind interest on the outstanding principal balance of the Loan Advance for any month (the “PIK Warrants”). Except as described below, the number of shares of Class A common stock of the Issuer underlying the PIK Warrants (assuming no net issuance) is an amount equal to 18% of the amount of interest paid-in-kind divided by the average closing price for the Issuer’s Class A common stock over the 5 consecutive trading days ending on, but excluding, the day such interest was due (the “Average Market Price”). Except as described below, the per share price of the PIK Warrants will be such Average Market Price. In connection with the foregoing, the Issuer intends to seek an interpretive ruling by the NASDAQ Stock Market LLC (“NASDAQ”), with respect to each Lender, that the issuance of PIK Warrants to such Lender with an initial per share exercise price that is below $11.62 per share of Class A common stock (subject to adjustment for stock splits, combinations and the like) (the “Warrant Floor Price”) will not require stockholder approval pursuant to Rule 5635(c) of the NASDAQ Listing Standards (the “NASDAQ Interpretation”). If (i) the Issuer receives a NASDAQ Interpretation (a “Negative NASDAQ Ruling”) requiring stockholder approval pursuant to Rule 5635(c) of the NASDAQ Listing Standards for issuance of the PIK Warrant to a Lender with an exercise price lower than the Warrant Floor Price and (ii) the Average Market Price is less than the Warrant Floor Price on the date the interest in kind on the outstanding principal balance of the Loan Advance is due and payable for such month, then (x) the initial per share exercise price for such PIK Warrant issued to such Lender shall be equal to the Warrant Floor Price and (y) the number of shares of Class A common stock underlying such PIK Warrant (assuming no net issuance) issued to such Lender shall be increased to a number of shares of Class A common stock (determined pursuant to the mutual agreement of the Issuer and such Lender) that would cause the fair market value of such PIK Warrant to be no less than the fair market value of the PIK Warrant that would have been issued had the Issuer not received a Negative NASDAQ Ruling. The PIK Warrants will be issued as partial consideration for the Lenders’ entry into the Loan and Security Agreement and will expire 7 years from the 18 month anniversary of the closing date of the Loan and Security Agreement. The number of shares for which each PIK Warrant is exercisable and the associated exercise price is subject to certain anti-dilution adjustments. Each PIK Warrant may be exercised by payment of the exercise price in cash or on a net issuance basis. The PIK Warrants obligate the Issuer to file a registration statement covering the resale of the PIK Warrants and the shares of Class A common stock issuable upon exercise of the PIK Warrants as soon as it becomes eligible to use Form S-3.

The foregoing descriptions of the Loan and Security Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the Loan and Security Agreement and the Warrant filed as Exhibits 99.3 and 99.4, respectively, to this Amendment No. 1 and incorporated herein by reference.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

13D

CUSIP No. 497219109	Page 12 of 15 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011).
99.3	Loan and Security Agreement dated as of January 26, 2012 among the Issuer, Kior Columbus LLC, 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT Trust, Vinod Khosla, Trustee (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.4	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of January 26, 2012 issued by the Issuer to KFT Trust, Vinod Khosla, Trustee (Incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).

13D

CUSIP No. 497219109	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
Vinod Khosla

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a
Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

13D

CUSIP No. 497219109	Page 14 of 15 Pages

ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA II and KVA III. KVA II and KVA III are the general partners of KV II and KV III, respectively. Each of KVA II, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV II and KV III, and each of KVA II, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV II and then distributed to KVA II, which in turn distributed such securities to members and affiliates of members of KVA II (the “Distributed Securities”). KVA II continues to possess voting and investment control over the Distributed Securities. Each of KVA II, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased in connection with the Issuer’s IPO by an entity affiliated with the Reporting Persons. Khosla may be deemed to have indirect beneficial ownership of such shares.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.